UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas Announced That The 35-Year Unconventional Exploitation Concession For The Águila Mora Block Was Granted

Mexico City, December 3, 2019 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (BMV: VISTA, NYSE: VIST), today announced that its wholly-owned subsidiary, Vista Oil & Gas Argentina S.A.U., successor of Apco Oil & Gas S.A.U., was notified of Decree 2597, issued by the Governor of the Neuquén Province of Argentina, pursuant to which Gas y Petróleo del Neuquén S.A. (“GyP”) was granted the unconventional exploitation concession over the Águila Mora block (“Águila Mora”) for a term of 35 years (renewable, upon termination and subject to certain conditions, for successive 10-year extensions), starting on November 29, 2019, in replacement of its existing unconventional exploration concession over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the previous operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately U.S.$ 32,000,000.

In consideration for the concession, Vista must pay the Neuquén Province the following amounts: (i) a U.S.$ 700,000 infrastructure bonus (the “Infrastructure Bonus”); and (ii) a payment of U.S.$ 800,000 for corporate and social responsibility (the “CSR Payment”). Vista, together with GyP, will enter into discussions with the Neuquén Province to define which social, infrastructure and/or environmental works in the Vaca Muerta vicinity will be financed with part of the Infrastructure Bonus and/or the CSR Payment, with the objective of promoting the sustainable development of the Neuquén Province.

Águila Mora is a block of approximately 23,000 acres located in the shale oil window of the Vaca Muerta formation in the Neuquén Province of Argentina.

About Vista

Vista is an independent Latin American oil and gas company operating since April 4, 2018. The Company owns high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico, with most of its production and revenues originating in Argentina. In addition, most of its ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including its currently-producing Vaca Muerta wells. Led by an experienced management team, the Company seeks to generate strong returns for its shareholders by leveraging its strong cash flow-producing conventional assets and developing its premier shale acreage in its approximately 134,000 net acres in the Vaca Muerta shale play in Argentina, as well as by increasing the oil recovery factor of the conventional assets it operates in Argentina. In August 2019, Vista became the second largest shale oil producer in the Vaca Muerta play according to the Argentine Secretariat of Energy.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +5411 3754-5832

Mexico: +52 55 116-78250

Annex A: Map of the unconventional exploitation concession.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2019

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer